(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Commission File Number 000-26441 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Clarent Corporation

Full Name of Registrant

N/A

Former Name if Applicable

533 Airport Blvd., Suite 400

Address of Principal Executive Office (Street and Number)

Burlingame, CA 94010

City, State and Zip Code

Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has filed a voluntary petition for reorganization under the provisions of Chapter 11 of the United States Bankruptcy Code, and the bankruptcy process has consumed a substantial portion of management’s attention and the Registrant’s limited resources. As a result of the foregoing, the Registrant has not been able to prepare, review and file on a timely basis the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

James B. Weil (Name)	(650) 373-2092 (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Registrant’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2001 and December 31, 2002 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2002, June 30, 2002, September 30, 2002, March 31, 2003 and June 30, 2003 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in the results of operations from the corresponding period for its last fiscal year. As previously explained in Part III above, the Registrant is unable to prepare the financial results for the quarterly period ended September 30, 2003. Until such results are prepared and completed, Registrant cannot make a reasonable estimate of quantitative comparisons for those periods.

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Clarent Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2003	By:	/s/ H. Michael Hogan III

	Name:	H. Michael Hogan III
	Title:	Chief Financial Officer

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